UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 28, 2016: Safe Bulkers Inc. Reports Second Quarter and Six Months 2016 Results

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2016

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2016 Results

Monaco, Monaco – July 28, 2016 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2016.

Summary of Second Quarter 2016 Results

•

Net revenue for the second quarter of 2016 decreased by 18% to $26.2 million from $31.8 million during the same period in 2015.

•

Net loss for the second quarter of 2016 was $9.0 million as compared to $4.4 million, during the same period in 2015. Adjusted net loss1 for the second quarter of 2016 was $8.7 million as compared to $3.9 million, during the same period in 2015.

•

EBITDA1 for the second quarter of 2016 decreased by 17% to $8.4 million as compared to $10.1 million during the same period in 2015. Adjusted EBITDA3 for the second quarter of 2016 decreased by 18% to $8.8 million from $10.7 million during the same period in 2015.

•

Loss per share4 and Adjusted loss per share4 for the second quarter of 2016 were $0.15 and $0.15 respectively, calculated on a weighted average number of 83,571,957 shares, as compared to a Loss per share of $0.10 and Adjusted loss per share of $0.09 during the same period in 2015, calculated on a weighted average number of 83,470,867 shares.

Summary of Six Months Ended June 30, 2016 Results

•

Net revenues for the six months of 2016 decreased by 20% to $50.9 million from $63.9 million during the same period in 2015.

•

Net loss for the six months of 2016 was $26.8 million as compared to $10.5 million, during the same period in 2015. Adjusted net loss1 for the six months of 2016 was $23.0 million as compared to $8.4 million, during the same period in 2015.

•

EBITDA2 for the six months of 2016 decreased by 51% to $8.7 million as compared to $17.6 million during the same period in 2015. Adjusted EBITDA3 for the six months of 2016 decreased by 37% to $12.5 million as compared to $19.7 million during the same period in 2015.

•

Loss per share4 and Adjusted loss per share4 for the six months of 2016 were $0.40 and $0.36, respectively, calculated on a weighted average number of shares of 83,557,124, as compared to Loss per share4 of $0.21 and Adjusted Loss per share4 of $0.19 during the same period in 2015, calculated on a weighted average number of shares of 83,466,487.

Fleet and Employment Profile

In July 2016, the Company took delivery of Kypros Spirit (Hull No. 828), a 78,000 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

As of July 25, 2016, the Company’s operational fleet comprised of 37 drybulk vessels with an average age of 6.24 years and an aggregate carrying capacity of 3.3 million dwt. The fleet consists of 14 Panamax class vessels, 8 Kamsarmax class vessels, 12 Post-Panamax class vessels and 3 Capesize class vessels, all built from 2003 onwards.

As of July 25, 2016, the Company had contracted to acquire 4 eco-design newbuild vessels, comprised of one Japanese Panamax class vessel, two Japanese Kamsarmax class vessels and one Chinese Kamsarmax class vessel. Upon delivery of all newbuilds and assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 41 vessels, 14 of which will be eco-design vessels, having an aggregate carrying capacity of 3.7 million dwt.

The table below shows the contracted employment of the Company’s vessels as of July 25, 2016:

Vessel Name	DWT	Year Built[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Maria	76,000	2003	Japan	4,400	Jun 2016 – Jul 2016
Koulitsa	76,900	2003	Japan	5,935	Jun 2016 – Oct 2016
Paraskevi	74,300	2003	Japan	5,175	Jun 2016- Jul 2016
Vassos	76,000	2004	Japan	6,750	Jul 2016 – Sep 2016
Katerina	76,000	2004	Japan	BPI[4] + 6%	Apr 2015 – Feb 2017
Maritsa	76,000	2005	Japan	5,350 6,750	Dec 2015- Jul 2016 Jul 2016 – Mar 2017
Efrossini	75,000	2012	Japan	6,200	Dec 2015 – Aug 2016
Zoe	75,000	2013	Japan	5,800 6,200	Jul 2016 – Aug 2016 Aug 2016 – May 2017
Kypros Land	77,100	2014	Japan	5,750	Mar 2016- Oct 2016
Kypros Sea	77,100	2014	Japan	6,050	Dec 2015 – Aug 2016
Kypros Bravery	78,000	2015	Japan	5,000	Jun 2016 – Jul 2016
Kypros Sky	77,100	2015	Japan	6,150	Apr 2016 – Jul 2016
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Apr 2017
Kypros Spirit	78,000	2016	Japan	6,250	Jul 2016 – Aug 2016
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016- Jul 2017
Pedhoulas Trader	82,300	2006	Japan	6,200	Jul 2016 - Jul 2017
Pedhoulas Leader	82,300	2007	Japan	6,250	Dec 2015- Feb 2017
Pedhoulas Commander	83,700	2008	Japan	6,250	Jan 2016 - Jan 2017
Pedhoulas Builder [6]	81,600	2012	China	5,000	Mar 2016 - Oct 2016
Pedhoulas Fighter [6]	81,600	2012	China	6,100	Mar 2016 - Feb 2017
Pedhoulas Farmer [6]	81,600	2012	China	5,250	May 2016 - Aug 2016
Pedhoulas Cherry [6]	82,000	2015	China	5,500 6,600	Feb 2016 - Nov 2016 Feb 2017 - Apr 2018
Post-Panamax

Marina	87,000	2006	Japan	6,200	Dec 2015 - Dec 2016
Xenia	87,000	2006	Japan	5,799	Jun 2016 - Nov 2016
Sophia	87,000	2007	Japan	7,250	Apr 2016 - Oct 2018
Eleni	87,000	2008	Japan	5,000	Jun 2016 - Jul 2016
Martine	87,000	2009	Japan	BPI[4] + 10%	Apr 2015 - Mar 2017
Andreas K	92,000	2009	South Korea	7,000	Jul 2016 - Aug 2016
Panayiota K	92,000	2010	South Korea	5,471	Jun 2016 - Oct 2016
Venus Heritage	95,800	2010	Japan	10,500	Jul 2016 - Aug 2016
Venus History	95,800	2011	Japan	5,950	Jun 2016 - Jul 2016
Venus Horizon	95,800	2012	Japan	5,500	Jan 2016 - Feb 2017
Troodos Sun	85,000	2016	Japan
Troodos Air	85,000	2016	Japan	7,600	Jul 2016 - Sep 2016
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [5]	Jan 2014 - Jan 2024
Total dwt of existing fleet	3,339,800

Hull Number	DWT	Expected delivery[1]	Country of construction	Charter Rate [2] USD/day	Charter Duration[3]
Panamax
Hull 835	77,000	H1 2017	Japan
Kamsarmax
Hull 1146	82,000	H1 2017	China
Hull 1551	81,600	H1 2017	Japan
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	322,200

1)

For existing vessels, the year represents the year built. For newbuilds, the dates shown reflect the expected delivery date.

2)

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses.

3)

The date listed represent either the actual start date or, in the case of a contracted charter that had not commenced as of July 25, 2016, the scheduled start date.  The actual start date and redelivery date may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

5)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

6)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500, for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

The contracted employment of fleet ownership days as of July 25, 2016 was:

2016 (remaining)	59%
2016 (full year)	82%
2017	19%
2018	10%

Capital expenditure requirements and liquidity

As of July 25, 2016, the Company had agreed to acquire four newbuild vessels, with three to be delivered in 2017, and one to be delivered in 2018. The remaining capital expenditure requirements to shipyards or sellers before minor adjustments for shipyards’ costs relating to certain delayed deliveries for the four vessels amounted to $97.5 million, of which $7.1 million is due in 2016, $68.6 million is due in 2017 and $21.8 million is due in 2018.

As of July 25, 2016, the Company had liquidity of $169.7 million consisting of $95.7 million in cash and bank time deposits, $17.2 million in restricted cash and $56.8 million available under committed loan facilities and financing transactions.

Refinancing of credit facilities

As of July 25, 2016, the Company has refinanced or accepted term sheets, to amend certain financial covenants and terms of its credit, term and loan agreements, in an aggregate amount of $471.9 million, representing 100% of our debt, excluding sale and lease back financing arrangements and debt from State institutions, resulting in the deferral of an aggregate of $35.2 million of annual principal instalments that were due until 2018 after 2019.

The old and the new aggregate repayment schedules for these facilities are presented in the table below:

Repayment Schedule on an annual basis

($ in millions)

	2016 remaining	2017	2018	2019	2020	2021	2022	2023	2024	Total
Old Schedule	9.4	22.7	41	96.9	139.5	112.6	35.8	1.7	12.3	471.9
New Schedule	20.9	2.7	14.3	50.6	56.3	168.7	144.4	1.7	12.3	471.9

Dividend Policy

The Board of Directors of the Company has not declared a dividend for the second quarter of 2016. The Company had 83,477,862 shares of common stock issued and outstanding as of July 25, 2016.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We have concluded refinancing agreements of $471.9 million of our debt with all our lenders excluding sale and lease back and debt from State institutions and deferring an aggregate of $35.2 million of principal annual installments after 2019, preserving our liquidity. Our daily vessel operating expenses,5 including dry docking cost and initial supplies expenses were $3,814 for the second quarter of 2016 in line with our continued cost reduction initiatives. Our Time Charter Equivalent rate for the second quarter of 2016, of $7,675 per day is higher than the aggregate of our daily vessel operating expenses and our daily general and administrative expenses5 which totaled $4,929, adding to our liquidity.”

Conference Call

On Friday, July 29, 2016 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 5, 2016 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2016 Results

Net loss for the second quarter of 2016 was $9.0 million compared to net loss of $4.4 million during the same period in 2015, mainly due to the following factors:

Net revenues: Net revenues decreased by 18% to $26.2 million for the second quarter of 2016, compared to $31.8 million for the same period in 2015, mainly due to a decrease in charter rates. The Company operated 36.00 vessels on average during the second quarter of 2016, earning a TCE6 rate of $ 7,675, compared to 34.14 vessels and a TCE rate of $8,615 during the same period in 2015.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, decreased by 1% to $12.5 million for the second quarter of 2016 compared to $12.6 million for the same period in 2015, while the average number of vessels increased by 5% to 36.00 vessels, from 34.14 vessels respectively. The decrease in operating expenses is due to a decrease in spares, store and various other operating expenses. Vessel operating expenses for the second quarter of 2016 included the cost of one dry-docking, compared to zero during second quarter of 2015.

Depreciation: Depreciation increased to $12.3 million for the second quarter of 2016, compared to $11.6 million for the same period in 2015, as a result of the increase in the average number of vessels operated by the Company during the second quarter of 2016.

Loss on derivatives: Loss on derivatives was $ 0.3 million in the second quarter of 2016, compared to a loss of $0.2 million for the same period in 201 5, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge part of the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 1.5 years as of June 30, 2016. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Voyage expenses: Voyage expenses decreased to $1.2 million for the second quarter of 2016 compared to $5.1 million for the same period in 2015, mainly due to a decrease in vessel repositioning expenses affected by lower fuel prices.

Interest expenses: Interest expense increased to $4.9 million in the second quarter of 2016 compared to $2.4 million for the same period in 2015, mainly as a result of the four-vessel sale and leaseback transactions concluded in September 2015, which led to the increase in the average outstanding amount of loans and credit facilities and to the weighted average interest rate of such loans and credit facilities.

Daily vessel operating expenses7: Daily vessel operating expenses which include dry-docking cost and initial supplies expenses, were reduced by 6% to $3,814 for the second quarter of 2016 compared to $4,048 for the same period in 2015 as a result of reduced vessel operating expenses due to continued cost reduction initiatives.

Daily general and administrative expenses7: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Managers8 and daily costs incurred in relation to our operation as a public company, were $1,115 for the second quarter of 2016, compared to $1,087 for the same period in 2015.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2015	2016	2015	2016
REVENUES:
Revenues	33,022	27,189	66,309	52,817
Commissions	(1,180)	(949)	(2,413)	(1,877)
Net revenues	31,842	26,240	63,896	50,940
EXPENSES:
Voyage expenses	(5,075)	(1,180)	(9,894)	(4,971)
Vessel operating expenses	(12,576)	(12,494)	(26,925)	(24,583)
Depreciation	(11,602)	(12,260)	(22,701)	(24,126)
General and administrative expenses	(3,378)	(3,653)	(6,605)	(7,628)
Loss on sale of assets	-	-	-	(2,750)
Loss from inventory valuation	(465)	-	(956)
Operating loss	(1,254)	(3,347)	(3,185)	(13,118)
OTHER (EXPENSE) / INCOME:
Interest expense	(2,429)	(4,864)	(4,575)	(9,685)
Other finance costs	(155)	(161)	(763)	(1,247)
Interest income	23	151	37	288
Loss on derivatives	(202)	(265)	(1,358)	(1,228)
Foreign currency gain/(loss)	79	(109)	241	190
Amortization and write-off of deferred finance charges	(511)	(431)	(893)	(2,011)
Net loss	(4,449)	(9,026)	(10,496)	(26,811)
Less Preferred dividend	3,550	3,512	7,100	7,027
Net loss available to common shareholders	(7,999)	(12,538)	(17,596)	(33,838)
Loss per share basic and diluted	(0.10)	(0.15)	(0.21)	(0.40)
Weighted average number of shares	83,470,867	83,571,957	83,466,487	83,557,124

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2015	June 30, 2016
ASSETS
Cash, restricted cash and time deposits	196,748	117,376
Other current assets	14,419	16,997
Assets held for sale	31,995	-
Vessels, net	988,161	1,032,894
Advances for vessel acquisition and vessels under construction	68,356	38,390
Restricted cash non-current	7,837	10,284

Other non-current assets	2,115	1,565
Total assets	1,309,631	1,217,506

LIABILITIES AND EQUITY
Other current liabilities	11,535	9,605
Current portion of long-term debt	77,467	31,306
Liability directly associated with assets held for sale	16,724	-
Long-term debt, net of current portion	569,399	576,314
Other non-current liabilities	360	959
Shareholders’ equity	634,146	599,322
Total liabilities and equity	1,309,631	1,217,506

TABLE 1

RECONCILIATION OF ADJUSTED NET LOSS, EBITDA, ADJUSTED EBITDA AND ADJUSTED LOSS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2015	2016	2015	2016
Net Loss - Adjusted Net Loss
Net loss	(4,449)	(9,026)	(10,496)	(26,811)
Plus Loss on sale of assets	-	-	-	2,750
Plus Loss on derivatives	202	265	1,358	1,228
Plus Loss from inventory valuation	465	-	956	-
Plus Foreign currency (gain)/loss	(79)	109	(241)	(190)
Adjusted Net loss	(3,861)	(8,652)	(8,423)	(23,023)

EBITDA - Adjusted EBITDA
Net loss	(4,449)	(9,026)	(10,496)	(26,811)
Plus Net Interest expense	2,406	4,713	4,538	9,397
Plus Depreciation	11,602	12,260	22,701	24,126
Plus Amortization	511	431	893	2,011
EBITDA	10,070	8,378	17,636	8,723
Plus Loss on sale of assets	-	-	-	2,750
Plus Loss on derivatives	202	265	1,358	1,228
Plus Loss from inventory valuation	465	-	956	-
Plus Foreign currency (gain)/loss	(79)	109	(241)	(190)
ADJUSTED EBITDA	10,658	8,752	19,709	12,511

Loss per share
Net loss	(4,449)	(9,026)	(10,496)	(26,811)
Less Preferred dividend	3,550	3,512	7,100	7,027
Net loss available to common shareholders	(7,999)	(12,538)	(17,596)	(33,838)
Weighted average number of shares	83,470,867	83,571,957	83,466,487	83,557,124
Loss per share	(0.10)	(0.15)	(0.21)	(0.40)

Adjusted Loss per share
Adjusted Net loss	(3,861)	(8,652)	(8,423)	(23,023)
Less Preferred dividend	3,550	3,512	7,100	7,027
Adjusted Net loss available to common shareholders	(7,411)	(12,164)	(15,523)	(30,050)
Weighted average number of shares	83,470,867	83,571,957	83,466,487	83,557,124
Adjusted Loss per share	(0.09)	(0.15)	(0.19)	(0.36)

EBITDA, Adjusted EBITDA, Adjusted Net Income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share are not recognized measurements under US GAAP.

Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives and gain/(loss) on foreign currency. Adjusted Net income/(loss) available to common shareholders represents Adjusted Net income/(loss) less Preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives and gain/(loss) on foreign currency. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, loss from inventory valuation, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss), Adjusted Net income/(loss) available to common shareholders and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2015	2016	2015	2016

FLEET DATA
Number of vessels at period’s end	35	36	35	36
Average age of fleet (in years)	5.83	6.35	5.83	6.35
Ownership days (1)	3,107	3,276	6,052	6,585
Available days (2)	3,107	3,265	5,992	6,555
Operating days (3)	3,092	3,209	5,958	6,374
Fleet utilization (4)	99.5%	98.0%	98.4%	96.8%
Average number of vessels in the period (5)	34.14	36.00	33.44	36.18

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$8,615	$7,675	$9,012	$7,013
Daily vessel operating expenses (7)	$4,048	$3,814	$4,449	$3,733
Daily general and administrative expenses (8)	$1,087	$1,115	$1,091	$1,158

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com